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Telephone: +47-22 54 4
Telefax: +47-22 54 4
www.orkla.com



Ref.:
Ellen W. Ronæss, Manager, Shareholder Services, Tel.: +47 2254 4430

Date: 21 February 2005

ORK – Trade subject to notification

On 18 February 2005, in connection with its option programme, Orkla exercised 49,666; 6,000 options at a strike price of NOK 132, 6,666 options at NOK 135, 35,000 options at NOK 138 and 2,000 at a strike price of NOK 141.

These transactions concern primary insiders.

Håkon Chr . Andersen, Orkla Foods Russia, 6,666 options at NOK 135, sold 4,400 shares at NOK 216.56. New holding 10,668 options and 11,634 shares in Orkla ASA.
Halvor Stenstadvold, Orkla ASA, 35,000 options at NOK 138, sold 35,000 shares at NOK 216.56. New holding 55,000 options, 12,600 shares and 40,000 synthetic options in Orkla ASA.

Moreover, on 18 February 2005, Egil M. Ullebø, Orkla ASA, has sold 10,000 shares at a price of NOK 215,85. His new holding is 45,197 shares in Orkla ASA.

After exercise of options, Orkla's holding of Orkla shares is reduced to 6,359,066. A total of 1,814,174 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining 448,500 synthetic options of the cash bonus programme.

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